UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-16-02
1-16107

03006908

January 28, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 1/28/2003

Neil J. Ginn
Managing Attorney
Stockholder Services
Mirant Corporation
1155 Perimeter Center West
Atlanta, GA 30338-5416

Re: Mirant Corporation
Incoming letter dated December 16, 2002

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Dear Mr. Ginn:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Mirant by Gary R. Silver. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Gary R. Silver
4034 Wembley Forest Way
Atlanta, GA 30340-4714

Mirant Corporation
1155 Perimeter Center West, Atlanta, Georgia 30338-5416
T 678 579 5000 **F** 678 579 5001 **U** www.mirant.com

MIRANT™

December 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder proposal of Mr. Gary R. Silver*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Mirant Corporation ("Mirant") to omit from its proxy statement and form of proxy for Mirant's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal received from Mr. Gary R. Silver (the "Proponent").

On or about August 6, 2002, we received a shareholder proposal from the Proponent for inclusion in the 2002 Proxy Materials. On August 19, 2002, we delivered a letter to the Proponent advising him of eligibility and procedural deficiencies of his submission of the shareholder proposal and providing him with a copy of the applicable stockholder proposal rules. On August 28, 2002, the Proponent responded to our August 19 letter and re-submitted his shareholder proposal.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of our intention to exclude the shareholder proposal submitted to Mirant by the Proponent on August 28, 2002, from the 2003 Proxy Materials for the reasons set forth below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if, in reliance on one or more of the reasons set forth below, Mirant excludes the Proponent's shareholder proposal from the 2003 Proxy Materials.

In accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed herewith are six (6) copies of the following:

(1) This letter;

(2) The Proponent's letter to Mirant, dated August 5, 2002 and received by Mirant on or about August 6, 2002, submitting a shareholder proposal for inclusion in the 2003 Proxy Materials, attached hereto as Attachment A (the "Proponent's Initial Letter");

(3) Mirant's letter to the Proponent, dated August 19, 2002 and received by the Proponent on August 20, 2002, advising the Proponent pursuant to Rule 14a-8(f) of eligibility and procedural deficiencies of the Proponent's August 5, 2002 submission of a shareholder proposal and providing the Proponent with a copy of the applicable stockholder proposal rules, attached hereto as Attachment B ("Mirant's Notification Letter");

(4) The Proponent's letter to Mirant, dated August 28, 2002 and received by Mirant on or about August 29, 2002, together with a letter dated August 28, 2002 from Merrill Lynch, responding to Mirant's letter to the Proponent dated August 19, 2002 and re-submitting the shareholder proposal for inclusion in the 2003 Proxy Materials, attached hereto as Attachment C (the "Proponent's Response Letter"); and

(5) Opinion of Richards, Layton & Finger, P.A., Mirant's special Delaware counsel, dated December 10, 2002, supporting the arguments made herein pertaining to Delaware law, attached as Attachment D.

Also in accordance with Rule 14a-8(j), a copy of this letter, including the attachments, is being simultaneously mailed to the Proponent.

Mirant intends to file its definitive 2003 Proxy Materials with the Commission on or about April 15, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Mirant intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proponent submitted a shareholder proposal to Mirant in the Proponent's Initial Letter, and subsequently re-submitted substantially the same shareholder proposal to Mirant in the Proponent's Response Letter. The following is the shareholder proposal set forth in the Proponent's Response Letter (the "Proposal"):

> "Any bonus based on increases in Mirant stock value should be suspended immediately. These bonuses are a conflict of interest and only spawn 'creative accounting practices' that have lead to corporate ruin. Only when the stock value has reached it's initial IPO value ($33.00), should the Executives expect some type of bonus based on performance. Until then, any bonus of this type should be suspended indefinitely."

Summary of Reasons for Exclusion

We believe that we properly may exclude the Proposal from the 2003 Proxy Materials for the following reasons:

(1) The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date the proponent received Mirant's notification of procedural defects, as required under Rule 14a-8(f)(1);

(2) The Proposal is an improper matter for shareholder action under Delaware law and is therefore properly excludable under Rule 14a-8(i)(1);

(3) The Proposal, if implemented, would cause Mirant to violate Delaware law and is therefore properly excludable under Rule 14a-8(i)(2);

(4) The Proposal contains materially false and misleading statements and is therefore properly excludable under Rule 14a-8(i)(3);

(5) Mirant lacks the power or authority to implement the Proposal, and, therefore, the Proposal is properly excludable under Rule 14a-8(i)(6); and

(6) The Proposal deals with a matter relating to Mirant's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

The reasons that we believe that we properly may exclude the Proposal from the 2003 Proxy Materials are more particularly described below.

Explanation of Reasons for Exclusion

1. The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date he received Mirant's notification of procedural defects, as required under Rule 14a-8(f)(1).

Rule 14a-8(b)(1) sets forth certain minimum eligibility requirements for shareholders who want to submit proposals. The Rule states that, in order to be eligible to submit a shareholder proposal, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Rule 14a-8(b)(1) also requires that the proponent must continue to hold those securities through the date of the meeting.

Rule 14a-8(b)(2) provides two methods for verifying a proponent's requisite ownership of the company's securities entitled to be voted on the proposal at the meeting, depending on whether the proponent is a "registered holder" of the securities or a "beneficial owner." In the case of the former, Rule 14a-8(b)(2) provides that the company is expected to verify the proponent's eligibility on its own. In the case of the latter, Rule 14a-8(b)(2) provides that a proponent must prove his or her eligibility by either (a) submitting to the company a written statement from the "record" holder (usually a bank or broker) verifying that, at the time the proposal was submitted, the proponent continuously held the requisite amount of the company's securities entitled to be voted on the proposal at the meeting for at least one year; or (b) by providing a copy of any of the filings indicated in the Rule. Rule 14a-8(b)(2) also requires that the proponent provide the company with the proponent's "own written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

On or about August 6, 2002, we received the Proponent's Initial Letter submitting a shareholder proposal for inclusion in the 2003 Proxy Materials. The Proponent's Initial Letter did not set forth the proof of the Proponent's eligibility to submit a shareholder proposal required by Rule 14a-8(b)(2). In accordance with Rule 14a-8(f), we sent Mirant's Response Letter to the Proponent within 14 calendar days from the date we received the Proponent's Initial Letter, notifying the Proponent of his failure to comply with the procedural requirements set forth in the applicable stockholder proposal rules (a copy of which were provided with the letter) and requesting that, within 14 days of the Proponent's receipt of Mirant's Notification Letter, the Proponent provide us with proof of the Proponent's eligibility to submit a shareholder proposal in accordance with the requirements of such attached stockholder proposal rules.

On or about August 29, 2002, we received the Proponent's Response Letter, which included a letter from Merrill Lynch to the Proponent confirming that, as of the close of business on August 27, 2002, the Proponent's account held $13,595.41 in market value of Mirant common stock.

The Proponent did not comply with the requirements of Rule 14a-8(b)(2) in three respects: first, the Merrill Lynch letter verified the Proponent's holdings of Mirant common stock as of August 27, 2002, but it did not verify that the Proponent held at least $2,000 in market value of Mirant common stock as of August 5, 2002, the date that the Proponent submitted the Proposal; second, the Merrill Lynch letter did not verify that the Proponent continuously held the requisite amount of Mirant common stock for one year; and third, the Proponent did not include his own written statement that he intended to continue to hold the Mirant common stock through the date of the meeting of shareholders. The Proponent's direction to call the number listed in the Merrill Lynch letter if we needed to verify any information does not constitute compliance with the requirement to submit a written statement from the record holder verifying requisite ownership as of the date that the Proponent submitted the Proposal and continuous ownership for at least one year.

In Division of Corporate Finance: Staff Legal Bulletin No. 14, "Shareholder Proposals," (July 13, 2001) ("SLB 14"), Question 1(c)(3) and Question 1(d) in part C stated in pertinent part:

> (c)(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate

sufficiently continuous ownership of the securities as of the time he or she submitted the proposal? No. *A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.* (emphasis added)

(d) Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting? Yes. *The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.* (emphasis added)

These clear and unambiguous Staff positions reflect the conclusions in a number of no-action letters. *See, e.g., Sierra Health Services, Inc.* (Apr. 3, 2002), *AT&T Corp.* (Mar. 6, 2001); *SBC Communications Inc.* (Dec. 14, 1999); *Bell Atlantic Corporation* (July 21, 1999).

Accordingly, we intend to exclude the Proposal from the 2003 Proxy Materials due to the Proponent's failure to satisfy the eligibility requirements for submitting a shareholder proposal set forth in Rule 14a-8(b).

2. The Proposal is an improper matter for shareholder action under Delaware law and is therefore properly excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides that a company may exclude any shareholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

(A) *The Proposal mandates action on matters that, under Delaware law, fall within the powers of a company's board of directors.*

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

In addition, under Section 122(5) of the DGCL, a corporation has the power to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." Section 122(15) of the DGCL gives the corporation the power to "...establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees...." The corporation exercises these powers through its board of directors pursuant to Section 141 of the DGCL.

Delaware cases hold that "directors have the sole authority to determine compensation levels and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply . . . ." *Haber v. Bell*, Del. Ch., 465 A.2d 353, 359 (1983). *See also Beard v. Elster*, Del. Supr., 160 A.2d 731, 738 (1960); *Schreiber v. Pennzoil Co.*, Del. Ch., 419 A.2d 952, 956 (1980).

The Proposal relates to compensation matters as to which only the board of directors (or one or more committees thereof) has the power to review, evaluate and make appropriate determinations. The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain actions inconsistent with the discretionary authority provided to a board of directors under state law. *See, e.g., Ford Motor Co.* (Mar. 19, 2001); *American Nat'l Bankshares Inc.* (Feb. 26, 2001); *AMERCO* (July 21, 2000). Accordingly, we believe the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

(B) *The Proposal is not properly cast as a recommendation or request that the board of directors take specified action.*

The note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal mandates, rather than requests, that any "bonus based on increases in Mirant stock value should be suspended immediately." The Proposal is not precatory and is not cast as a recommendation or request that the board of directors takes any specified action. Accordingly, we believe the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

3. The Proposal, if implemented, would cause Mirant to violate Delaware law and is therefore properly excludable under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a company may exclude any shareholder proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

(A) *The Proposal denies Mirant's Board of Directors its statutory authority and responsibility to determine and oversee the business and affairs of Mirant and constitutes an unlawful intrusion on the board's discretionary authority.*

As stated above, Section 141(a) of the DGCL provides that the business and affairs of every corporation organized thereunder "shall be managed by or under the direction of a board of directors. The compensation of the employees of a corporation clearly falls into the "business and affairs" of a corporation. If adopted, the Proposal would violate Delaware law and public policy by denying Mirant's Board of Directors its statutory authority and responsibility to determine and oversee the business and affairs of Mirant, including the compensation to be paid to employees and officers of the Company.

In addition, the Commission has recognized the broad and exclusive discretion which is accorded to a board of directors of a corporation under statutes similar to the DGCL:

> the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 12999 (November 22, 1976).

This Commission position was reaffirmed in Exchange Act Release No. 20091 (August 16, 1983). The Proposal is mandatory in nature and thus clearly violates the DGCL and falls into that category of proposals which constitutes an "unlawful intrusion on the board's discretionary authority" as described above.

Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(2).

(B) *If implemented, the Proposal would force Mirant to either alter or breach its existing obligations under several incentive-related agreements.*

The Proposal calls for the company to immediately suspend any bonus based on increases in Mirant stock value. If implemented, this proposal would force Mirant to either alter or breach its existing obligations under several incentive-related agreements.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," *Williston on Contracts* at 1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. *Restatement (Second) of Contracts,* § 90. *See Reeder v. Sanford School, Inc.,* 397 A.2d 139, 141 (Del. Super. Ct. 1979); *Chrysler Corp. v. Quimby*, 144 A.2d 123, 129 (Del. 1958).

The Staff has consistently not recommended enforcement action in connection with the exclusion of shareholder proposals that would cause a company to breach existing compensation agreements or arrangements pursuant to Rule 14a-8(i)(2). *See NetCurrents, Inc.* (Jun. 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (Mar. 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *International Bus. Machs. Corp.* (Feb. 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *International Bus. Machs. Corp.* (Dec. 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable because it would cause the company to violate state law by causing a breach of existing contracts); *Citizens First Bancorp, Inc.* (Mar. 24, 1992) (proposal to terminate two executives' severance agreements excluded because it would result in a breach of such contracts in violation of applicable state law).

Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(2).

4. The Proposal contains materially false and misleading statements and is therefore properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a company may exclude any shareholder proposal "[i]f the proposal... is contrary to any of the Commission's proxy rules, including Sec. 240.14a-9...."

Rule 14a-9 provides that no solicitation subject to the Commission's proxy rules shall be made "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading..." The note to the Rule cites the following as an example of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

As set forth above, the proposal submitted by the Proponent is as follows:

"Any bonus based on increases in Mirant stock value should be suspended immediately. These bonuses are a conflict of interest and only spawn 'creative accounting practices' that have lead to corporate ruin. Only when the stock value has reached it's initial IPO value ($33.00), should the Executives expect some type of bonus based on performance. Until then, any bonus of this type should be suspended indefinitely."

The Proposal contains three statements that are materially false and/or misleading:

(1) "[Bonuses based on increases in Mirant stock value] are a conflict of interest...."

(2) "[Bonuses based on increases in Mirant stock value] ... only spawn the creative accounting practices that have lead to corporate ruin."

(3) The initial public offering value of Mirant's common stock was $33.00.

Statement (1): The Proponent offers no factual basis or citation to support his claim that bonuses based on increases in stock value create a conflict of interest. This statement appears to be "[m]aterial which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(3).

Statement (2): The allegation that bonuses based on increases in stock value "only spawn the creative accounting practices that have lead to corporate ruin" is false, misleading and inflammatory. It appears that this statement is an unsubstantiated accusation against Mirant and its employees, intended to incite stockholder anger and create a false illusion of misconduct rather than provide a thoughtful and accurate explanation of the issues involved in limiting the ability of Mirant's Board of Directors to grant bonus compensation. This statement clearly falls within the bounds of "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(3).

Statement (3): The insinuation in the Proposal that the initial public offering price of Mirant's common stock was $33.00 is false. As shown in Mirant's prospectus dated September 26, 2000, a copy of which was filed on EDGAR on September 27, 2000, the initial public offering price of Mirant's common stock was $22.00 per share. Since the initial public offering price of Mirant's common stock is material to the Proposal and the information in the Proposal as to such initial public offering price is patently false, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(3).

5. Mirant lacks the power or authority to implement the Proposal, and, therefore, the Proposal is properly excludable under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may exclude any shareholder proposal "if the company would lack the power or authority to implement the proposal."

The Proposal seeks to suspend two types of bonuses. The first sentence would suspend any bonus based upon increases in Mirant stock value. The third and fourth sentences would suspend performance-based bonuses to executive officers until the market price of the stock exceeds the initial public offering price.

All equity-based incentive compensation is currently paid under the Mirant Omnibus Incentive Compensation Plan ("OICP") as approved by our shareholders. Equity grants in the form of Non-Qualified Stock Options ("NQSO's") and Performance Restricted Stock Units since our initial public offering have been made at the market price on the date of the grants and Mirant has entered into individual agreements with the recipients of those grants for terms of 10 years from the dates of the respective grants. Mirant does not have the power to unilaterally amend those agreements. This year, NQSO's have been granted to more than 3,000 of our regular full-time employees, including officers, managers, exempt and non-exempt employees.

Mirant's annual short-term incentive plan for executives, managers, and all other employees not covered by another short-term incentive plan is designed to attract, motivate, reward and retain high quality employees. This plan is a target plan, which sets a threshold, target and maximum award opportunity at the beginning of the year for each participant. Performance-based incentive compensation for 2002, payable in March 2003, is based upon the accomplishment of specific goals set by the Compensation Committee of our Board of Directors at the beginning of 2002. Neither the Compensation Committee nor our Board of Directors has any authority under the plan to modify the goals for 2002. For our executive officers, the goals set by the Compensation Committee for 2002 relate to earnings per share, return on equity, liquidity, and cash from operations. None of those goals is based on the market value of Mirant common stock.

Based on the foregoing, we believe that we lack the power and authority to implement the Proposal. Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(6).

6. The Proposal deals with a matter relating to Mirant's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a company may exclude any shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations."

Proposals speaking to non-executive compensation issues or "general compensation matters" are excludable under Rule 14a-8(i)(7). *See Boeing Co.* (Feb. 6, 2002); *Lucent Technologies, Inc.* (Nov. 6, 2001), *Caterpillar Inc.* (Feb. 13, 1992). Historically, however, the Staff has not permitted the exclusion of proposals relating to executive compensation matters on this basis. *See Exchange Act Release No. 40018* (May 21, 1998); *El Paso Energy Corp* (Mar. 8, 2001); *Milacron, Inc.* (Jan. 24, 2001); *Time Warner Inc.* (Feb. 17, 1998); *CoBancorp Inc.* (Feb. 22, 1996); *Xerox Corp.* (Mar. 25, 1993). This distinction stems from the Staff's view that "general compensation matters" do not in fact transcend a company's day-to-day business operations and are decisions best reserved to the company's officers and managing personnel. *See Xerox Corp.* (Mar. 25, 1993) ("[e]xamples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits [and] general compensation issues not focused on senior executives"). *See also FPL Group, Inc.* (Feb. 3, 1997) (proposal on compensation matters not limited to executive compensation is excludable); *Central and South West Corp.*, (Nov. 26, 1996) (proposal relating to stock options excludable as relating to "ordinary business"); *Chevron Corp.*, (Jan. 16, 1996) (proposal requesting elimination of bonus compensation excludable).

The Proposal is properly excludable because, if implemented, it would suspend "[a]ny bonus based on increases in Mirant stock value." Therefore, the Proposal deals with "general compensation matters," or the compensation of groups other than the directors, CEO or senior executives. *See Xerox Corp.* (Mar. 25, 1993). Although the third sentence of the Proposal states that "[o]nly when the stock value has reached its initial IPO value ($33.00) should the Executives expect some type of bonus based on performance," the reference to "Executives" is overly inclusive since it is not limited to directors, the CEO or senior executives. *Id.* Thus, if submitted to our stockholders for consideration, the Proposal would contradict the Staff's well settled policy that proposals which concern general compensation issues not focused on senior executives are excludable. *See FPL Group, Inc.* (Feb. 3, 1997). Accordingly, we believe that we may properly exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(7).

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission take no action if Mirant excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (678) 579-7504, if I can be of any further assistance in this matter.

Sincerely,

Neil J. Ginn
Managing Attorney
Stockholder Services

Attachments
cc: Gary R. Silver (w/encls.)

Attachment A

1) FYC
✓ 2) Copy N. Ginn

August 05, 2002

Corporate Secretary, Mirant
1155 Perimeter Center West
Atlanta, Georgia 30338

Dear Corporate Secretary,

I would like to offer the following proposal for the next stockholder proxy. I have seen my stock plummet from $33.00 a share to $2.70 a share. That's over $100,000+ in my portfolio. It is my understanding that the Board of Directors and the Executives of Mirant Corporation's primary responsibility is to the shareholders and the stock's value. Executives should not be allowed to drive a stock's value down and then expect a bonus for increasing the stocks value back up to where it was to begin with. I still haven't figured out how you take 40% of the assets from Southern Company and reduce Mirant's value to rubble in less than 16 months. It is my perception that people have been being paid bonuses on values that were arrived at with smoke and mirrors. At least two of your executives sold stock for over 5 million dollars last May. What was this compensation for? This practice has to stop! I want to see some executives make some real sacrifices for the stockholders in order to get the stock back to where it should be. Your executives are already compensated with generous salaries to increase shareholder value!

My proxy proposal is this:

Any bonus based on increases in Mirant stock value should be suspended immediately. These bonuses are a conflict of interest and only spawn the 'creative accounting practices' that have lead to corporate ruin. Only when the stock value has reached it's initial IPO value, should the Executives expect some type of bonus based on performance. Until then, any bonus of this type should be suspended indefinitely.

A written response would be appreciated, so I know a person received and read my proposal.

Mirant Shareholder,
Gary R. Silver
4034 Wembley Forest Way
Atlanta, Georgia 30340-4714
770-938-9351
garyrsilver@yahoo.com

✓ cc: S. Marce Fuller
President and Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338-5418

Attachment B

Elizabeth Chandler
Vice President and
Corporate Secretary

Mirant Corporation
1155 Perimeter Center West, Atlanta, Georgia 30338-5416
T 678 579 7815 **F** 678 579 6770
E elizabeth.chandler@mirant.com

MIRANT™

August 19, 2002

VIA U.S. MAIL -- RETURN RECEIPT REQUESTED

Mr. Gary R. Silver
4034 Wembley Forest Way
Atlanta, GA 30340-4714

Re: Stockholder Proposal

Dear Mr. Silver:

We received your stockholder proposal dated August 5, 2002, regarding the suspension of performance bonuses. Thank you for your interest in Mirant.

According to our transfer agent's records, you received a distribution of 107 shares of Mirant common stock from Southern Company on April 2, 2001. These shares are held in book-entry. Pursuant to the rules adopted by the Securities and Exchange Commission (SEC) regarding the submission of shareholder proposals, you must submit written proof of your eligibility to submit a stockholder proposal. That proof should be addressed to my attention and received by this office within 14 days of your receipt of this letter. Attached is a copy of the applicable stockholder proposal rules.

The Compensation Committee of Mirant's Board of Directors approves and oversees our compensation philosophy, plans and policies. The committee's report in our 2002 Proxy Statement describes their philosophy of linking executive compensation to the financial performance of Mirant and linking a portion of each executive officer's compensation directly to the value of Mirant's common stock.

The performance bonuses paid to our executive officers in March of this year were based upon targets set by the committee at the beginning of 2001 related to earnings per share, net income, and return on equity. The targets set by the committee for

2002 relate to earnings per share, return on equity, liquidity, and cash from operations.

Long-term incentive compensation is usually granted in the first quarter of the year following the committee's performance review of the executive officers. These equity grants consist of options to purchase Mirant common stock and performance restricted stock units, both granted at the fair market value of the common stock as of the date of the grant, to align the officers' economic interests with those of Mirant's stockholders.

We will inform our Compensation Committee of your proposal. However, we intend to omit the proposal from our proxy materials under the substantive grounds under Rule 14a-8(i)(1), (2), (3), (6), and (7), and seek a no action letter from the SEC.

Should you have any questions regarding this matter, please call me at 678 579-7815 or Neil Ginn at 678 579-7504.

Again, thanks for your interest in Mirant.

Sincerely,

EB Chandler

Elizabeth B. Chandler
Vice President, Assistant General Counsel and Corporate Secretary

Attachment

Sec. 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (Sec. 240.13d-101), Schedule 13G (Sec. 240.13d- 102), Form 3 (Sec. 249.103 of this chapter), Form 4 (Sec. 249.104 of this chapter) and/or Form 5 (Sec. 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (Sec. 249.308a of this chapter) or 10-QSB (Sec. 249.308b of this chapter), or in shareholder reports of investment companies under Sec. 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Sec. 240.14a-8 and provide you with a copy under Question 10 below, Sec. 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Sec. 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Sec. 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Sec. 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

7002 0860 0004 7020 2509

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Postmark Here

Sent To Mr. Gary R. Silver

Street, Apt. No.; or PO Box No. 4034 Wembley Forest Way

City, State, ZIP+ 4 Atlanta, GA 30340-4714

PS Form 3800, April 2002 **See Reverse for Instructions**

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Gary R. Silver
4034 Wembley Forest Way
Atlanta, GA 30340-4714

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Gary R. Silver ☐ Agent ☐ Addressee

B. Received by (Printed Name) G Silver

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If YES, enter delivery address below: ☒ No

DORAVILLE AUG 20 2002 USPS

3. Service Type
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2. Article Number *(Transfer from service label)* 7002 0860 0004 7020 2509

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

Attachment C

CONFIDENTIAL

August 28, 2002

Elizabeth Chandler, Vice President and Corporate Secretary
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338

Dear Ms. Chandler,

Please find the attached statement from Merrill Lynch validating the number of Mirant shares held by me. They would not mail this notice to you directly. They insisted that it had to be sent to me. If you need to verify this please call the number listed on the Merrill Lynch memo. As anyone can see my $113,000+ of Mirant shareholder value has shrunk to $13,000+ as a direct result of the current Executive management team.

I don't have a problem rewarding executives for real shareholder value increases. Paying bonuses for increasing shareholder value from $2.90 a share up to $33.00 an share (the value of the stock when it was spun off from Southern Company), I have a problem with. The management team in place is responsible for the current value of the stock and should be rewarded bonuses based on increasing shareholder value only when the stock price exceeds $33.00 a share. The stockholders of Mirant should have an opportunity to voice their opinion on this type of compensation.

Again, my proxy proposal is this:

Any bonus based on increases in Mirant stock value should be suspended immediately. These bonuses are a conflict of interest and only spawn the 'creative accounting practices' that have lead to corporate ruin. Only when the stock value has reached it's initial IPO value ($33.00), should the Executives expect some type of bonus based on performance. Until then, any bonus of this type should be suspended indefinitely.

Please treat this memo and the attachment as "Confidential Material" as it contains confidential information. Feel free to contact me if you have any questions.

Sincerely,
Mirant Shareholder, Gary R. Silver

Gary R. Silver

4034 Wembley Forest Way
Atlanta, Georgia 30340-4714
770-938-9351
garyrsilver@yahoo.com

attachment

Merrill Lynch
Benefits & Investment Solutions

August 28, 2002

Mr.: Gary Robert Silver
4034 Wembley Forest Way
Doraville, GA 30340

RE: Plan Name: Southern Co Employee Savings Plan
Account # 260-72-7641

Dear Mr. Silver:

Thank you for your recent call to Merrill Lynch.

Please accept this letter as a confirmation of your account balance. As of close of business on August 27, 2002, your account held 3,424.5364 shares of Mirant Common Stock and it was valued at $13,595.41.

Please contact us at 1-800-228-4015 between the hours of 7:00 AM and 7:00 PM Eastern Standard Time, Monday through Friday, in order to speak to a Participant Services Representative if there is anything else we can assist you with.

Sincerely,

Sean Scruggs
Participant Services Representative
Merrill Lynch

Gary R. Silver
4034 Wembley Forest Way
Atlanta, Georgia 30340

ATLANTA GA 303
PM
AUG
2002



Elizabeth Chandler, Vice President and
Corporate Secretary
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338

30338+5416 44

Attachment D

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 10, 2002

Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338

Re: Stockholder Proposal Submitted By Gary R. Silver

Dear Sirs:

We have acted as special Delaware counsel to Mirant Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Gary R. Silver (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Southern Energy, Inc. as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on August 22, 2000, the Certificate of Designation of Series A Preferred Stock of Southern Energy, Inc. as filed with the Secretary of State on August 22, 2000, the Certificate of Designation of Series B Preferred Stock of Southern Energy, Inc. as filed with the Secretary of State on August 22, 2000, the Certificate of Amendment to Restated Certificate of Incorporation of Southern Energy, Inc. as filed with the Secretary of State on February 23, 2001 and the Certificate of Change of Location of Registered Office and of Registered Agent of the Company as filed with the Secretary of State on July 27, 2001, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the Bylaws of the Company dated October 24, 2002, which we assume constitutes the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Any bonus based on increases in Mirant stock value should be suspended immediately. These bonuses are a conflict of interest and only spawn the 'creative accounting practices' that have lead to corporate ruin. Only when the stock value has reached it's IPO value ($33.00), should the Executives expect some type of bonus based on performance. Until then, any bonus of this type should be suspended indefinitely.

The Proposal would purport to require the Board of Directors of the Company (the "Board of Directors" or "Board") to suspend indefinitely the payment of certain types of bonuses to the Company's officers, directors and employees. For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company under the General Corporation Law.

Discussion

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article II, Section 2.1 of the Bylaws explicitly recognizes the principles set forth in Section 141, providing that "[t]he business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors ...."

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d

1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Implicit in the management of the business and affairs of a Delaware corporation is the principle that the board of directors, or persons duly authorized by the board of directors to act on its behalf, directs the decision making process with respect to the compensation of officers, directors and employees. Section 122(5) of the General Corporation Law specifically empowers a corporation to "[a]ppoint such officers ... as the business of the corporation requires and to pay or otherwise provide for them suitable compensation...." Likewise, Section 122(15) of the General Corporation Law provides for a corporation to "establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and corporation plans, trusts and provisions for any or all of its directors, officers and employees...." See also In re Walt Disney Co. Derivative Litigation, 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this Court's deference to directors' business judgment is particularly broad in matters of executive compensation"); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("[G]enerally directors have the sole authority to determine compensation levels [of corporate employees] and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor") (citations omitted); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); 8 Del. C. § 141(h) ("[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors.").

Legal commentators have also endorsed the view that stockholder proposals which purport to limit the power of a board of directors in matters of executive compensation are impermissible intrusions upon the province of the board. See e.g., Lawrence A. Hamermesh, The Shareholder Rights By-law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997) ("[A] by-law that purported to preclude the board of directors from adopting certain forms of executive compensation ... would constitute an impermissible intrusion into the directors' statutory management authority."); R. Franklin Balotti and Daniel A. Dreisbach, The Permissible Scope of Shareholder Bylaw Amendments in Delaware, 1 Corporate Governance Advisor 22 (Oct./Nov. 1992) ("Any proposal which mandates a certain action by the board or infringes upon the discretion of the board will likely be held unreasonable...").

As the authorities discussed above make clear, under the General Corporation Law, absent any provision of the Certificate or the Bylaws to the contrary, the Board has the sole discretion to determine the appropriate compensation for the officers, directors and employees of the Company in the exercise of its powers and duties to manage the business and affairs of the Company. The Proposal, however, would preclude the Board from exercising its informed business judgment by requiring them to cease the payment of any bonuses based upon increases in the Company's stock price. By mandating that the Board undertake the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law to make such determinations on behalf of the Company. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MDA/ljh

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mirant Corporation
Incoming letter dated December 16, 2002

The proposal mandates that any bonus "based on increases in Mirant stock value should be suspended immediately" and states that executives should expect bonuses based on performance "only when the stock value has reached it's initial IPO value."

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. Rule 14a-8(b) also requires a written statement that the proponent intends to hold the company's stock through the date of the shareholder meeting. While it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. It also appears that the proponent failed to provide a written statement of intent to hold the company's stock through the date of the annual meeting. We note, however, that Mirant failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) and also failed to inform the proponent of his obligation to furnish a written statement of intent to hold the company's stock in Mirant's request for additional information from the proponent. Unless the proponent provides Mirant with appropriate documentary support of ownership and a written statement of his intent to hold the company's securities, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mirant omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Mirant may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Mirant with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mirant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Mirant has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Mirant may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mirant may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the phrase "These bonuses are a conflict of interest" as the proponent's opinion;
- delete the phrase "and spawn the 'creative accounting practices' that have lead to corporate ruin"; and
- delete "($33.00)" from the sentence that begins "Only when the stock . . ." and ends ". . . based on performance."

Accordingly, unless the proponent provides Mirant with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mirant omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that Mirant may exclude the proposal under rule 14a-8(i)(7) because it relates to Mirant's ordinary business operations. In our view, it is not clear whether the proposal is directed at bonuses granted only to senior executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to senior executive compensation. Accordingly, unless the proponent provides Mirant with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mirant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor